FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

International KRL Resources Corp. (File #000-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachment:

1.

Revised Audited Annual Financial Statement for the Years Ended May 31, 2004 and 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: November 16, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2004 AND 2003 (Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2004 and 2003, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004 except as to Note 11(a)

which is as of October 13, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 1, 2004 except as to Note 11(a) which is as of October 13, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004 except as to Note 11(a)

which is as of October 13, 2004

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31,	May 31,
	2004	2003
ASSETS
CURRENT ASSETS
Cash	$477,809	$22,742
Prepaid expenses and deposits	15,168	29,618
Due from related parties (Note 7(d))	33,095	–
Other current assets	32,555	29,616
	558,627	81,976
PROPERTY AND EQUIPMENT (Note 5)	48,062	21,989
MINERAL PROPERTIES (Note 6)	3,148,356	2,605,538
	$3,755,045	$2,709,503
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$78,124	$88,379
Due to related parties (Note 7(e))	53	9,485
	78,177	97,864
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)	9,090,852	7,545,250
CONTRIBUTED SURPLUS	42,112	2,391
DEFICIT	(5,456,096)	(4,936,002)
	3,676,868	2,611,639
	$3,755,045	$2,709,503

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Note 6 and 10)

SUBSEQUENT EVENTS (Note 11)

Approved by the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

REVENUE	$–	$–

EXPENSES
Accounting and audit	29,648	29,194
Administration salaries	48,597	38,653
Amortization	1,974	432
Financing fees	95,421	128,516
Investor relations	59,900	5,049
Legal fees	65,149	80,776
Management fees (Note 7)	32,500	34,000
Office and miscellaneous	27,114	17,945
Promotion and travel	71,715	45,349
Rent	10,490	7,420
Stock exchange and filing fees	41,595	12,190
Stock–based compensation (Note 3 and 8)	39,722	–
Telephone	6,847	4,673
Transfer agent	6,538	6,721
Operator management fees	(12,500)	–
Gain on disposal of property and equipment	(4,616)	–

TOTAL EXPENSES	520,094	410,918

NET LOSS FOR THE YEAR	520,094	410,918

DEFICIT - BEGINNING OF YEAR	4,936,002	4,525,084

DEFICIT - END OF YEAR	$5,456,096	$4,936,002

NET LOSS PER SHARE – Basic and Diluted	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING	17,971,000	10,704,000

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003
OPERATING ACTIVITIES

Net loss for the year	$(520,094)	$(410,918)

Adjustments to reconcile net loss to net cash

Amortization	1,974	4,281
Stock-based compensation	39,722	–
Financing fees paid with stock	35,000	–
Gain on disposal of property and equipment	(4,616)	–

	(448,014)	(406,637)

Changes in non-cash working capital items

Due from related party	(33,095)	2,413
Prepaid expenses and deposits	14,450	(29,617)
Other assets	(2,939)	(28,337)
Accounts payable and accrued liabilities	(10,255)	50,124
Due to related parties	(9,432)	7,829

NET CASH USED IN OPERATING ACTIVITIES	(489,285)	(404,225)

FINANCING ACTIVITIES

Share subscriptions received	12,500	–
Issue of share capital for cash	1,469,102	1,017,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,481,602	1,017,000

INVESTING ACTIVITIES

Acquisition of property and equipment	(47,508)	(21,538)
Proceeds on disposal of property and equipment	10,945	–
Acquisition costs of mineral properties	(6,000)	(11,000)
Amortization for mineral exploration	13,131	–
Deferred exploration and development costs	(507,818)	(558,655)

NET CASH USED IN INVESTING ACTIVITIES	(537,250)	(591,193)

INCREASE IN CASH DURING THE YEAR	455,067	21,582

CASH - BEGINNING OF YEAR	22,742	1,160

CASH - END OF YEAR	477,809	22,742

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid on debt	–	–
Taxes paid	–	–

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Issue of share capital for mineral properties	29,000	–

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

EXPLORATION AND DEVELOPMENT COSTS

Accommodation and meals	$42,687	$33,700
Amortization of field equipment	13,131	3,849
Assays	18,657	39,333
Drafting	9,214	18,189
Drilling	227,882	178,174
Geological wages, fees and costs	117,306	103,159
Geophysical surveys	128,746	33,891
Labour	33,628	80,555
Licence and recording fees	2,312	5,881
Supplies and communication	4,682	16,506
Travel	22,073	45,418

TOTAL COSTS INCURRED DURING THE YEAR	620,318	558,655

Expenditures funded by property optionee (Note 6(a) (iv))	(112,500)	–

	507,818	558,655

BALANCE - BEGINNING OF YEAR	2,124,951	1,566,296

BALANCE - END OF YEAR	$2,632,769	$2,124,951

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $480,450 and an accumulated deficit of $5,456,096 as of May 31, 2004. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(e)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(f)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

(g)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(i)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 8.

(j)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

(k)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

CHANGE IN ACCOUNTING POLICY

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since June 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $39,722 in respect of employee options granted in 2004 (Note 8(c)). Pro forma loss continues to be disclosed as it relates to employee stock options granted during 2003

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

5.

PROPERTY AND EQUIPMENT

			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Field equipment	$4,616	$1,301	$3,315	$3,718
Office equipment	6,830	1,529	5,301	1,887
Computer equipment	15,588	6,338	9,250	4,369
Vehicle	35,525	5,329	30,196	12,015

	$62,559	$14,497	$48,062	$21,989

6.

MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Bear River Project, B.C.	1	1,293	1,294
	$515,587	$2,632,769	$3,148,356

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

6.

MINERAL PROPERTIES (continued)

	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$480,586	$2,123,882	$2,604,468
(b) Bear River Project, B.C.	1	1,069	1,070
	$480,587	$2,124,951	$2,605,538

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to June 3, 2003, the Company acquired a total of 945 claim units of approximately 20 hectares each including 499 in which the Company has a 100% interest. The Company has 117 claims, or 446 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(ii)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario in exchange for 60,000 common shares at a fair value of $0.20 per share and $6,000 in cash for total consideration of $18,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase a 1% NSR within 3 years of the commencement of commercial production by paying $1,000,000. The Company has a right of first refusal on the remaining 1% NSR from the vendors.

Pursuant to an agreement dated December 1, 2003, the Company renegotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

(iii)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(iv)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property, consisting of 59 claims and 1 mineral lease of 10 units in the Knight and Natal Townships in the Larder Lake Mining Division of Ontario. In order to exercise the option, Hemlo must pay a total of $1,200,000 to fund exploration on the property according to the following schedule:

[1]  $125,000 within ten days of the option date;

[2]  $175,000 on or before October 15, 2004;

[3]  $150,000 on or before April 15, 2005;

[4]  $150,000 on or before October 15, 2005;

[5]  $150,000 on or before April 15, 2006;

[6]  $150,000 on or before October 15, 2006;

[7]  $150,000 on or before April 15, 2007; and

[8]  $150,000 on or before October 15, 2007.

Pursuant to this agreement, the Company is to be the supervisor of all exploration and may withhold a geological and supervision fee of 10% of each funding payment. Upon completion of all the payments, the Company and Hemlo have agreed to form a joint venture to continue exploration upon the property.

(b)

Bear River Project (MM Group), B.C.

The Company owns a 100% interest in 3 mineral claims (31 units), located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

7.

RELATED PARTY TRANSACTIONS/BALANCES

(a)

Management fees totalling $36,600 (2003 - $60,000) and exploration and development costs totalling $35,100 (2003 – $Nil), were paid to a corporation controlled by the President of the Company.

(b)

Accounting fees totalling $21,267 (2003 - $20,388) were paid to the Secretary of the Company.

(c)

Geological consulting fees totalling $Nil (2003 – $3,445) were paid to a Director of the Company.

(d)

The amounts due from related parties of $33,095 (2003 - $Nil) represent advances to a director and related companies. Included in this amount is $26,198 owing from a company controlled by the President and majority shareholder of the Company for reimbursement of shared office costs and other expenditures.

(e)

Amounts due to the President, a majority shareholder and Secretary of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.

(f)

During the year the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house will serve as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease term was for five months with a renewal option for an additional five months and monthly payments of $2,000. For the year ended May 31, 2004, the Company paid $11,000 in lease payments.

All of the above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	2004		2003
	Number of shares	Amount $	Number of shares	Amount $
Balance, beginning of year	14,262,546	7,588,750	7,964,211	6,528,250
Shares issued for:
Cash	8,070,760	1,484,102	6,298,335	1,060,500
Mineral properties	160,000	29,000	–	–
Agents fee	200,000	20,000	–	–
Less: Subscriptions receivable	–	(31,000)	–	(43,500)
Balance, end of year	22,693,306	9,090,852	14,262,546	7,545,250

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

iii)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

iv)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

v)

During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. See Note 6(a).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(b)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2003

i)

The Company completed a private placement financing and issued  1,300,000 units at $0.15 per unit for total cash consideration of $195,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. In addition, 100,000 common shares and 260,000 agent’s purchase warrants exercisable under the same conditions were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued 2,003,333 units at $0.15 per unit for total cash consideration of $300,500. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued as a corporate financing fee.

iii)

The Company completed a private placement financing and issued 1,775,000 units at $0.20 per unit for total cash consideration of $355,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31. 2004. In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued as a corporate financing fee.

iv)

The Company completed a private placement financing and 250,000 units at a price of $0.20 per unit for total cash consideration of $50,000. Each unit consisted of 1 share and 1/2 share purchase warrant exercisable to acquire 1/2 additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003. In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire September 18, 2003, were issued as a corporate financing fee.

v)

During the year the Company issued 720,000 common shares as a result of the exercise of purchase warrants at a price of $0.15 for total cash consideration of $108,000.

(c)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

A summary of the status of the Company’s stock options outstanding as at May 31, 2004 and 2003 and changes during the years then ended is as follows:

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

	Number of shares	Weighted Average Exercise Price $
Balance, May 31, 2002	680,000	0.20
Granted	310,000	0.23
Balance, May 31, 2003	990,000	0.21
Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21
Balance, May 31, 2004	1,475,000	0.22

The following table summarizes information about the stock options outstanding at May 31, 2004.

Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life
$0.20	945,000	1.6 years
$0.25	530,000	1.3 years
	1,475,000	1.5 years

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

	2004 $	2003 $
Loss for the year
As reported	520,094	410,918
Pro forma	520,094	414,716
Basic and diluted loss per share
As reported	(0.03)	(0.04)
Pro forma	(0.03)	(0.04)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

2004	2.9%	2 years	52%

2003	3.5%	2 years	3%

The weighted average grant date fair value of options granted during 2004 was $0.03 (2003 - $0.05).

(d)

Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25
Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(d)

Warrants (continued)

The following table summarizes the Company’s warrants outstanding at year end:

Number of warrants	Exercise Price $	Expiry Date

4,000,000	0.20	January 29, 2006
815,000	0.20	January 29, 2005
2,451,000	0.18	October 17, 2004
1,001,667	0.25	October 7, 2004
650,000	0.25	October 1, 2004
887,500	0.25	August 31, 2004

9,805,167

(e)

Agents’ Warrants

The following table summarizes the continuity of the Company’s agent’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.22

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

8.

SHARE CAPITAL (continued)

(e)

Agents’ Warrants (continued)

The following table summarizes the Company’s outstanding agent’s warrants which were issued as a corporate financing fee:

Number of warrants	Exercise Price $	Expiry Date

400,667	0.25	November 11, 2004
362,340	0.18	October 17, 2004
260,000	0.25	October 1, 2004
50,000	0.25	September 18, 2004
355,000	0.25	August 31, 2004

1,428,007

9.

INCOME TAXES

The Company has non-capital losses of $3,518,000 to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2005	287,000	2009	150,000
2006	1,848,000	2010	415,000
2007	183,000	2011	477,000
2008	158,000

At May 31, 2004, the Company has cumulative Canadian Exploration Expenses of approximately $1,492,000 which are deductible 100% against future years taxable income and have no expiry date.

Canadian Development Expenses of approximately $981,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

9.

INCOME TAXES (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.

COMMITMENTS

(a)

During the current year, the Company entered into a three year operating lease agreement at $2,515 per month for office space. Minimum lease payments are as follows:

2005	$ 30,180
2006	30,180
2007	25,150

$ 85,510

(b)

In November 2003, the Company entered into a lease agreement with a related party for use of a house located in Gowganda, Ontario. The Company is committed to lease payments of $2,000 per month expiring October, 2004. In addition, pursuant to the agreement, the Company issued 50,000 shares in June 2004 to the optionor to enter into an option to purchase the house until December 17, 2004 for a price of $90,000.

11.

SUBSEQUENT EVENTS

(a)

On August 16, 2004 the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of 1 flow-through share and 1/2 share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission, a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

(b)

In June 2004 the Company issued 50,000 common shares pursuant to an operating lease and option agreement with a related party. Refer to Note 10(b).